Exhibit 4.5

STICKER NO. 1 TO PROMISSORY NOTE

August 24, 2012

This Sticker No. 1 (this "Sticker") shall become an integral part of the Promissory Note issued by ChinaCast Education Corporation on [●], 2012 in the original principal amount of $[●] (the "Note"), to which this Sticker is attached, and such Note and this Sticker shall be read and construed as one and the same document. To the extent any provisions of this Sticker conflict with any provision of the Note, the provisions of this Sticker shall control.

Notwithstanding anything in the Note to the contrary,

1.	The second introductory paragraph of the Note is amended and restated in its entirety as follows:

This Note has been issued pursuant to the Notes and Warrants Purchase Agreement, dated as of April 10, 2012, by and among the Company, the Noteholder and the other parties thereto (the “Purchase Agreement”). For avoidance of doubt, this Note is one of a series and is subject to the payment, prepayment and other provisions applicable to all holders of notes in the Note Series (as defined below) as set forth in the August 2012 Purchase Agreement (as defined below).

2.	Section 1 of the Note is amended by deleting clause (a) of the definition of “Permitted Debt” in its entirety and replacing it with the following:

(a) existing or arising under this Note or any other Series Note;

3.	Section 1 of the Note is amended by inserting the following definitions in alphabetical order:

“August 2012 Purchase Agreement“ means the Notes and Warrants Purchase Agreement, dated as of August 24, 2012, by and among the Company, the Noteholder and the other parties thereto.

“Borrowing Notice” means the Borrowing Notice and Acknowledgment, dated as of May 18, 2012, by and among the Borrower and the other parties thereto, which was made in accordance with the April 2012 Purchase Agreement.

“Notes Series” has the meaning set forth in Section 4.6.

“Series Holder” means the holder of any Series Note.

“Series Note” means any note included in the Notes Series (including this Note).

“Tranche Holder” means the holder of any Tranche Note.

“Tranche Note” means any Series Note having the same date of issuance, interest payment dates and maturity date as this Note.

4.	Section 4 of the Note is amended by deleting Section 4.2 in its entirety and replacing it with the following:

4.2 Application of Payments. Subject in all respects to Section 4.6, all payments received in respect of this Note shall be applied first to the payment of any fees or charges outstanding hereunder, second to any prepayment premium payable hereunder, third to accrued interest, and fourth to the payment of the principal amount outstanding under this Note.

5.	Section 4 of the Note is amended by inserting the following immediately after Section 4.5:

4.6 Notes Series.

(a) Notwithstanding anything to the contrary in this Note or any other Series Note, the Borrower and the Noteholder hereby agree that this Note, together with any other notes sold pursuant to the Purchase Agreement, any notes sold pursuant to the Borrowing Notice and any notes sold pursuant to the August 2012 Purchase Agreement, shall be treated as one series (the “Notes Series”).

(b) If this Note or any other Series Note is prepaid at any time prior to the maturity thereof, any amount received in respect of such prepayment shall be applied pro rata across the Notes Series with respect to the outstanding principal amount of each Series Note.

(c) Except as provided in Section 4.6(b) above, if any payment of principal or interest is received on this Note or any other Tranche Note, such payment shall be applied pro rata across the Tranche Notes with respect to the amount of principal or interest, as applicable, then due and owing on each Tranche Note.

(d) Any amount received by the Noteholder that has not been applied pro rata in accordance with this Section 4.6 shall be held in trust by the Noteholder for the benefit of the other Series Holders or Tranche Holders, as applicable, and promptly paid to such Series Holders or Tranche Holders, as applicable, to the extent required by this Section 4.6. If one or more of the other Series Holders or Tranche Holders, as applicable, shall have made a payment to the Noteholder under the provision of the Series Note held by such Series Holder or Tranche Holder corresponding to this Section 4.6(d) (such payment, a “Pro Rata Payment”), the Noteholder shall promptly distribute on an appropriate pro rata basis to such Series Holders or Tranche Holders, as applicable, any portion of any payments of principal or interest it may receive following the receipt of one or more Pro Rata Payments, on this Note that is in excess of the amount the Noteholder would have received if all payments of principal or interest on each of the Series Notes had been made in compliance with Sections 4.6(b) and 4.6(c) of this Note and the sections of any such other Series Notes corresponding to Section 4.6(b) and 4.6(c) of this Note.

6.	Section 7 of the Note is amended by inserting the following immediately after Section 7.3:

7.4 Cross-Default. There shall occur and be continuing any ”Event of Default” under, and as defined in, any other Series Note and such ”Event of Default” shall continue after the grace period, if any, applicable thereto.

7.	Section 9 of the Note is amended by adding the following text at the end of such section:

Notwithstanding anything to the contrary in this Note, the Noteholder shall have the right individually to enforce any of its rights, powers or remedies hereunder or under applicable Law without notice to, or the consent of, any other Series Holder.

8.	Section 11 of the Note is amended by deleting Section 11.10 in its entirety and replacing it with the following:

11.10 Amendments and Waivers. No term of this Note, including any Default or Event of Default, may be waived, modified or amended except by an instrument in writing signed by both parties; provided, however, that (a) without the prior written consent of all Series Holders, no waiver, modification or amendment shall be effective that would (i) reduce the amount of, or delay payment of, any prepayment premium on this Note, (ii) waive a default in the payment of any prepayment premium on this Note, (iii) permit any principal amount repaid under this Note to be reborrowed, (iv) impair the rights of the Noteholder to receive payments of principal of or interest on this Note on or after the due date therefor or to institute suit for the enforcement of any payment on this Note, (v) permit any amount payable in respect of this Note to be paid in a currency other than U.S. dollars, (vi) alter Section 4.2 or Section 4.6 (other than Section 4.6(c)), (vii) amend the definitions of Series Holders or Tranche Holders or (viii) alter this Section 11.10, and (b) without the prior written consent of all Tranche Holders, no waiver modification or amendment shall be effective that would (i) extend the Maturity Date, (ii) reduce the amount of, or delay payment of, any principal of, or premium or interest on, this Note, (iii) waive a default in the payment of principal of, or premium or interest on, this Note or (iv) alter Section 4.6(c). Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

Except as expressly modified by this Sticker, all terms of the Note shall remain in full force and effect.

Capitalized terms used, but not defined, in this Sticker shall have the meaning defined (including by reference) in the Note.

[signature page follows]

IN WITNESS WHEREOF, the Borrower has executed this Sticker as of the date first written above.

CHINACAST EDUCATION CORPORATION
By_____________________ Name: Title:

By its acceptance of this Sticker, the Noteholder acknowledges and agrees to be bound by the provisions of the Note as amended and modified by this Sticker. [Existing Investor]
By: Name: Title: